Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com

December 12, 2014

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Microsoft Corporation

Form 10-K for the Fiscal Year Ended June 30, 2014

Filed July 31, 2014

Form 10-Q for the Quarterly Period Ended September 30, 2014

Filed October 23, 2014

File No. 000-14278

Dear Mr. Krikorian,

This letter responds to your comments communicated to us in your letter dated December 3, 2014. Following are our responses to the specific comments in your letter.

Form 10-K for the Fiscal Year Ended June 30, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies

Goodwill, page 47

1.	We note your response to prior comment 4 indicating that you will include additional related disclosures if any of your reporting units are at risk of failing step one of the impairment test. If none of your reporting units are at risk of failing step one, please tell us what consideration you gave to disclosing that conclusion. In addition, tell us whether the estimated fair values of any of your reporting units substantially exceed the carrying values, and consider disclosing any such determination. Tell us your threshold for determining that the excess is substantial.

Response:

We reported the results of our annual goodwill impairment test in our fiscal year 2014 Form 10-K (“Form 10-K”), noting our conclusion that no impairment of goodwill was identified for any reporting unit as of our annual testing date of May 1, 2014. In considering the required disclosures, we determined that a discussion of the risks associated with the recently acquired Nokia’s Devices and Services business (“NDS”) would be informative and relevant to investors in the evaluation of our reported goodwill balances. As we noted in our response to prior comment 4, we acquired NDS on April 25, 2014, and created the Phone Hardware reporting unit to report the results of the acquired business. The assets and liabilities acquired were recorded at fair value as of the acquisition date, and their respective carrying values approximated fair value as of May 1, 2014 and June 30, 2014, due to the short duration between the date of acquisition, annual testing date, and our fiscal year-end.

Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com

With the exception of our most recent acquisition which is also a reporting unit, none of our reporting units is at risk of being impaired as their fair values are significantly in excess of their carrying values. This determination was made based on an evaluation of qualitative and quantitative factors. In future filings, we will explicitly add our determination of the risk of future impairment of any of our reporting units.

Financial Statements and Supplementary Data

Notes to Financial Statements

Note 21 – Segment Information and Geographic Data, page 91

2.	You indicate in response to prior comment 7 that you do not consider revenue from external customers attributed to any region to be material or to constitute a material concentration. Tell us how you define the regions you identified, and indicate whether such regions have experienced trends differently. Tell us what consideration you gave to discussing any known trends in your geographic mix including regions within Management’s Discussion and Analysis. For example, we note that Windows revenue is impacted by differences in device market demand between developed markets and emerging markets, as noted from your disclosure on page 4, and emerging markets are a significant focus of your international growth strategy, as noted from your disclosure on page 23. Further, we also note that you address geographic performance during your earnings calls. In addition to the risks associated with regulatory scrutiny in certain foreign countries and regions, tell us the other qualitative factors you considered for disaggregation of your discussion of revenue from other countries or regions. Refer to Section III.B.3 of SEC Release No. 33-8350.

Response:

We manage our business primarily based on segment structure, and secondarily, by our engineering groups, rather than by geography. When we look at geography, it is on a country-by-country basis. Our segments were derived by following the guidance in the standard, including segment identification and aggregation criteria, and what our chief operating decision maker regularly reviews in assessing segment performance and allocating resources. From time to time, geographic dynamics also impact our operating results. Developed markets and emerging markets may experience different trends. Although we look at geography on a country-by-country basis, where the economic dynamics indicate, we may group countries together – for example, emerging markets. However, this evaluation is to explain results rather than manage our business. In the event that market conditions significantly impact our operating results, we disclose the financial statement impact in our discussion of Summary and Segment Results of Operations. We acknowledge the Staff’s comment regarding geographic trends and will disclose known trends in our geographic mix within Management’s Discussion and Analysis (“MD&A”) in future filings, if material.

In addition to the risks associated with regulatory scrutiny in certain foreign countries and regions, other qualitative factors we considered for disaggregation of revenue from other countries or regions included the impact of current geopolitical events and business conditions.

3.

We note your response to prior comment 8 that the disclosure of revenue from external customers attributable to significant products and service offerings is not intended to represent a reportable operating segment view and is presented on a consolidated or entity-wide view. In

Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com

order to provide more clarity of your results of operations, consider defining each of your categories of significant products and services. In this regard, you should identify which of the significant products and service offerings included in your description of reportable segments and in your summary and segment results of operations discussion beginning on page 30 are included in each line item of this footnote disclosure. It should be clear how the trends described in results of operations are represented in the changes in your significant products and service offerings table. For example, tell us how the change in Microsoft Office system is addressed in your discussion of summary and segment results. Tell us where you addressed each of the factors contributing to the decline in Windows PC operating system that are partially offset by the increase in Windows Commercial revenue.

Response:

Our MD&A includes discussion and analysis of significant products and services included in the product and service offerings table in Note 21. Some of the products and services listed in the table closely align with the related segment and product disclosures in the MD&A (e.g. Phone, Surface). However, other products and services listed in the table are reflected in multiple segments. The change in Microsoft Office system is addressed in the discussion of Segment Results of Operations in our MD&A. The discussion of significant products and services comprising this line item are included within D&C Licensing, D&C Other, Commercial Licensing and Commercial Other in our Segment Results of Operations. Likewise, the factors contributing to the decline in Windows PC operating system are addressed in various disclosures in our Segment Results of Operations, including D&C Licensing, Commercial Licensing, and Corporate and Other. We will consider providing additional disclosure in future filings to aid investors in understanding how our significant product and service offerings table in Note 21 relates to the segment disclosures included within our Summary and Segment Results of Operations discussions in the MD&A.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Financial Information

Notes to Financial Statements

Note 18 – Segment Information, page 27

4.	Tell us what consideration you gave to reconciling the total amount disclosed for operating expenses by segment group to your total operating expenses that include integration and restructuring expenses. We refer you to ASC 280-10-50-32(f). As the total operating expenses presented in the footnote is not the consolidated amount, it appears to be a non-GAAP measure. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

Response:

Our measure of segment profit and loss is gross margin. In addition, we provide supplemental disclosures of operating expenses and operating income by segment group in Note 18 of our Form 10-Q for the quarterly period ended September 30, 2014, which are beyond the required disclosures, in order to aid investors in evaluating our operating results. Based on the guidance in ASC 280, our tabular disclosure of operating expenses by segment group was derived based on management’s approach in evaluating operating results. We did not provide a reconciliation of the total amount disclosed for operating expenses by segment group to total operating expenses that include integration and

Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com

restructuring expenses because the operating expenses disclosure was supplemental. In future filings, we will provide a reconciliation to our tabular disclosure of operating expenses by segment group noting that integration and restructuring expenses have been excluded from this presentation.

Management acknowledges that the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please call me at (425)704-8002 or email me at fbrod@microsoft.com.

Sincerely,

/s/ FRANK H. BROD

Frank H. Brod

Corporate Vice President, Finance and Administration

and Chief Accounting Officer

cc:	Amy Hood, Chief Financial Officer

John Seethoff, Vice President and Deputy General Counsel

Brad Smith, Executive Vice President and General Counsel

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